Synergy Resources LLC

Financial Statements and Report

December 31, 2025 and 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
Synergy Resources LLC

We have reviewed the accompanying financial statements of Synergy Resources LLC (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Synergy Resources LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has yet to begin full operations, has sustained losses to date, and this raises substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____
Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 8, 2026

Synergy Resources LLC
Balance Sheets
As of December 31, 2025 and 2024

"Unaudited"

	2025	2024
Assets		
Current Assets		
Cash and cash equivalents	$ 393	$ 15
Total Current Assets	$ 393	$ 15
Noncurrent Assets		
Property, plant, and equipment, net	$ 874,696	$ 908,233
Total Noncurrent Assets	$ 874,696	$ 908,233
Total Assets	$ 875,089	$ 908,248
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$ -	$ -
Mortgage loan, current	5,713	4,868
Total Current Liabilities	$ 5,713	$ 4,868
Noncurrent Liabilities		
Mortgage loan, noncurrent	$ 612,731	$ 618,444
Total Noncurrent Liabilities	$ 612,731	$ 618,444
Total Liabilities	$ 618,444	$ 623,312
Members' Equity	256,645	284,936
Total Liabilities & Members' Equity	$ 875,089	$ 908,248

See independent accountant's review report. The accompanying notes are an integral part of these financial

Synergy Resources LLC

Statements of Income

For the years ended December 31, 2025 and 2024

"Unaudited"

	2025	2024
Rental revenues	$ 56,140	$ 12,530
Operating Expenses		
Marketing	12,500	-
Communications and information technology	16,439	-
Insurance	650	2,484
Legal and other professional fees and services	5,250	-
Memberships and licenses	75	75
Real estate taxes	23,884	17,662
Depreciation	33,537	7,660
Crowdfunding fees	4,000	-
Other operating expenses	1,250	-
Total Operating Expenses	97,585	27,881
Operating Income (Loss)	(41,445)	(15,351)
Interest expense	(47,312)	(52,018)
Net Income (Loss)	$ (88,757)	$ (67,369)

See independent accountant's review report. The accompanying notes are an integral part of these financial

Synergy Resources LLC
Statements of Members' Equity
For the years ended December 31, 2025 and 2024

"Unaudited"

	General Stockholders' Equity	Total Stockholders' Equity
Balance at December 31, 2023	$ 287,381	$ 287,381
Net income (loss)	(67,369)	(67,369)
Capital contributions	64,924	64,924
Balance at December 31, 2024	284,936	284,936
Net income (loss)	(88,757)	(88,757)
Capital contributions	60,466	60,466
Balance at December 31, 2025	$ 256,645	$ 256,645

See independent accountant's review report. The accompanying notes are an integral part of these financial

Synergy Resources LLC

Statements of Cash Flows

For the years ended December 31, 2025 and 2024

"Unaudited"

	2025	2024
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (88,757)	$ (67,369)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided		
by (Used in) Operating Activities		
Depreciation and amortization	33,537	7,660
Net Cash Provided by (Used in) Operating Activities	(55,220)	(59,709)
Net Cash Provided by (Used in) Investing Activities	-	-
Cash Flows from Financing Activities		
Repayment of debt	(4,868)	(5,256)
Contributions by owner	60,466	64,924
Net Cash Provided by (Used in) Financing Activities	55,598	59,668
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	378	(41)
Cash, cash equivalents, and restricted cash at beginning of year	15	56
Cash, Cash Equivalents, and Restricted Cash at End of Year	393	15
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	393	15
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$ 47,312	$ 52,018

See independent accountant's review report. The accompanying notes are an integral part of these financial

Notes to the Financial Statements

Synergy Resources LLC
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

1. Summary of significant accounting policies

a. Nature of operations

Synergy Resources LLC (the Company) is a limited liability company organized and existing under the laws of the State of New Jersey. The Company is engaged in the development and provision of artificial intelligence–driven financial technology solutions, including global credit scoring, compliance automation, regulatory technology, risk and fraud management, and wealth intelligence services.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from incorporation on April 7, 2025 through April 28, 2025.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

Synergy Resources LLC
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities requiring fair value measurement.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Property, plant and equipment

See independent accountant's review report. The accompanying notes are an integral part of these financial

Synergy Resources LLC
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Buildings	27.5 years
Furniture and equipment	3-5 years

i. **Revenue recognition**

Synergy Resources LLC
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue is currently derived from renting the single family residence as a short/long term rental.

j. Comprehensive income

The Company does not have any comprehensive income items other than net income.

k. Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial

		2025		2024
Residential single family home and improvements	$	732,714	$	732,714
Furniture and equipment		20,680		20,680
Land		183,179		183,179
Total Cost		936,573		936,573
Total Accumulated Depreciation		(61,877)		(28,340)
Total	$	874,696	$	908,233

Depreciation expense was $33,537 and $7,660 for the years ended December 31, 2025 and 2024, respectively.

3. Mortgage loan

Long-term debt consists of the following:

		2025		2024
Mortgage loan payable, interest at 8.375% per annum, repayable in monthly payments of $4,741 including interest, due October 2053, secured by residential property in Edison, NJ	$	618,444	$	623,312
Less: current portion		(5,713)		(4,868)
Long-term portion of debt	$	612,731	$	618,444

Principal repayments on long-term debt over the next five years are as follows:

2026	$	5,713
2027		6,210
2028		6,751
2029		7,338
2030		7,977
Subsequent		584,455
Total	$	618,444

4. Commitments and contingencies

See independent accountant's review report. The accompanying notes are an integral part of these financial

Synergy Resources LLC
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has yet to begin full operations and has sustained losses since inception and this raises doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

6. Subsequent events

Management evaluated all activity of the Company through April 8, 2026 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial